February 27, 2008
VIA EDGAR
Stephen Krikorian, Accounting Branch Chief
Division of Corporation Finance
Room 4561
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	CBIZ, Inc.
Form 10-K for the year ended December 31, 2006
Definitive Proxy Statement on Schedule 14A
File No. 001-32961
Dear Mr. Krikorian:
CBIZ, Inc. (the “Company” or “CBIZ”) is submitting this letter in response to the comment letter received from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”), dated February 15, 2008.
Below is the Company’s response to the comments raised by the Staff in the comment letter. For the convenience of the Staff, we have repeated the Staff’s comment before the response.
Form 10-K for the Fiscal Year Ended December 31, 2006
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 21
Comment 1.
We note your response to prior comment No. 2 that indicates gross profit margins are shown exclusive of any related depreciation and amortization expenses. Please clarify your statement that “the related depreciation and amortization expense was not significant” to describe the basis for this determination. In this regard, indicate whether you deemed the amount of depreciation and amortization expense that would be allocable to cost of revenues as not material to the gross margins for each segment. We believe that depreciation and amortization should not be excluded from gross margins if material.

Response:
The year-over-year changes in depreciation and amortization expense were not significant for any of the practice groups. As our MD&A discussion focuses on significant year-over-year trends and changes, including depreciation and amortization expense in the calculation of gross margins would not have changed our discussion or analysis of the performance of the practice groups. If depreciation and amortization expense were included in the calculation of gross margins for each practice group, the year-over-year change in gross margins as a percentage of revenue for the year ended December 31, 2006 versus 2005 would have been impacted as follows: Financial Services, -0.1%; Employee Services, -0.2%; MMP, 0.2%; and National Practices, 0.1%.
The Company recognizes that allocating depreciation and amortization expense to the gross margin of each segment would impact gross margin dollars and percentages. Accordingly, in future filings (beginning with the Annual Report on Form 10-K for the year ended December 31, 2007) the Company will include depreciation and amortization (“D&A”) expense in “operating expenses” and “general and administrative expenses” as opposed to reporting D&A as a separate line item below gross margin on the Statement of Operations.
Financial Statements
Consolidated Statements of Operations, page F-5
Comment 2.
We note your response to prior comment No. 3. We believe that since investment income earned is generally presented as “other income”, outside of operating income, that in cases where it is included in revenue, the item should be presented separately due to the nature of this item. In this regard, expand on why you believe that this income is not material and indicate whether you would consider this amount to be material to your gross margins and operating income.
Response
The Company’s revenue includes investment income related to client payroll funds that are held in CBIZ accounts. Presenting this income as revenue (as opposed to other income) is consistent with industry practice and is appropriate because the collection, holding, and remittance of these funds to the applicable tax or regulatory agencies or client employees are critical components of providing the payroll services. This revenue was not presented separately in the Statement of Operations as it was not material to revenue, gross margin or operating income. Investment income related to client payroll funds and reported in revenue totaled $1.4 million, $0.9 million and $0.3 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Notes to the Consolidated Financial Statements
Note 1. Organization and Summary of Significant Accounting Policies
Revenue Recognition and Valuation of Unbilled Revenues, page F-12
Comment 3.
We note your response to prior comment No. 5 that “recognizing revenue based on hours incurred is a reasonably proxy for output measures which supports the contractual earnings pattern”. Please clarify why you believe that the hours incurred is a reasonable proxy for output measures when the services includes a significant final deliverable or product such as the receipt of tax returns or business valuation services report. That is, explain whether the act of delivering a tax return or valuation report is so significant in relation to the overall transaction that substantive performance only takes place when the final act is completed.
Response
Although delivery of a final product is an important component of certain tax and valuation engagements, the Company also provides tax and valuation services that are consultative in nature (e.g. tax planning, tax compliance, business consulting and advisory services), and thus the value received by the client is not solely dependent upon a final deliverable.
With respect to engagements that involve a final deliverable, the Company does not believe that the final act of delivering a tax return or valuation report is so significant in relation to the overall engagement that substantive performance only takes place when the final report or return has been delivered. The preparation of tax returns and valuation reports includes various discrete activities that are integral in providing the overall tax and valuation services, which include the delivery of a tax return or valuation report. Accordingly, the Company believes that recognizing revenue based upon hours incurred is a reasonable proxy for output as the customer receives value as the services are provided.
Additionally, our engagement letters typically include terms whereby clients may be billed periodically throughout an engagement as services are rendered and if a client were to terminate an engagement before final delivery of the product, the client would be obligated to pay CBIZ for services rendered to date.
Comment 4.
We note your response to prior comment No. 7 that states “Revenue for asset based fees are recognized when the asset value necessary to compute revenue is determinable, which is typically when cash is received or when market valuation information is available.” Please clarify whether you always recognize revenue for asset based fee arrangements in the same period that the revenue is earned. Indicate whether you have circumstances where revenue recognition is delayed because the fee is not determinable within the reporting period for when the revenue is earned. In those cases, explain why the fees were not determinable by other means and indicate why you can not calculate or reasonably estimate those fees when earned. Explain why, in some cases, you record revenue when cash is received instead of calculating the fee earned.
Response
The majority of our revenue for asset based fees is recognized in the same period that the revenue is earned. However, under certain arrangements revenue recognition is delayed because CBIZ is unable to reasonably determine its fees in the same period that the revenue is earned as the data necessary to compute our fees is compiled by various third party administrators and is not available to the Company in a timely manner. In addition, CBIZ is unable to reasonably estimate fees using historical experience or data as the underlying asset values can vary substantially from period to period due to market conditions and the actions of third parties.
Revenue recognition for asset based fees is only delayed for those arrangements where the data necessary to compute our fees is not available to the Company in a timely manner. Additionally, revenue recognition for asset based fee arrangements is applied consistently and thus there are no fluctuations in revenue between accounting periods that are related to changes in the timing of revenue recognition.
Comment 5.
Your response to prior comment No. 9 indicates for the National Practice technology consulting that software and consulting services are sold on both a bundled basis as well as a stand-alone basis, which allows you to establish VSOE of relative fair value for each individual element in accordance with SOP 97-2. Your response indicates that these elements are “offered” and “marketed” on a stand-alone basis, however, the response does not indicate whether these elements are truly sold separately (i.e., without a customer separately purchasing another element such as PCS). In this regard, describe the circumstances in which each element is sold separately and how you considered the guidance in paragraphs 10 and 57 of SOP 97-2.
Response
CBIZ is a re-seller of software and post contract support (“PCS”) that is provided by software vendors. The prices that CBIZ charges to customers for software and PCS are consistent with other resellers as the retail prices are established and mandated by the software vendors. CBIZ also provides installation and implementation services that do not involve significant production or modification of software. Installation and implementation services are typically charged to customers on an hourly fee basis at rates that are comparable with other service providers.
CBIZ sells installation and implementation services and PCS on a stand-alone basis. Software is typically sold with installation and implementation services. Revenue allocated to each element is based upon vendor specific objective evidence of fair value which is commensurate with prices charged to the customers for these items. Revenue related to the sale of software and PCS is recognized upon delivery, and installation and implementation service revenues are recognized as the services are performed.

* * *
In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-447-9000.
Sincerely,
CBIZ, Inc.

/s/ Chris Spurio	/s/ Ware H. Grove

By: Chris Spurio	By: Ware H. Grove
Title: Vice President of Finance	Title: Chief Financial Officer

cc:	Mr. Anthony J. Renzi, Jr.
Akin Gump Strauss Hauer & Feld LLP